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File No. 30-00362

        SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

AMENDMENT NO. 1 TO

FORM U5S

ANNUAL REPORT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Filed pursuant to the
Public Utility Holding Company Act of 1935 by

E.ON AG E.ON US Holding GmbH E.ON-Platz 1 40479 Dusseldorf Germany	E.ON US Investments Corp. LG&E Energy LLC 220 West Main Street Louisville, Kentucky 40202
(Name and address of each registered holding company in the system)

        E.ON AG, E.ON US Holding GmbH, E.ON US Investments Corp. and LG&E Energy LLC are filing this Amendment No. 1 to Form U5S for the fiscal year ended December 31, 2004, in order to file an amended and restated tax agreement in accordance with Rule 45(c)(6). The tax agreement is being amended in order to clarify an inconsistency, by conforming the provision for the allocation of state income taxes to the provision for the allocation of federal income taxes with respect to the retention by E.ON US Investments Corp. of the corporate tax benefits related to the acquisition debt.

EXHIBIT:

Exhibit D: Amended and Restated Tax Allocation Agreement

SIGNATURE

        Each undersigned system company has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

E.ON AG
By:	/s/ KARL-HEINZ FELDMANN	By:	/s/ HEINRICH MONTAG
Name:	Karl-Heinz Feldmann	Name:	Heinrich Montag
Title:	Senior Vice President, General Counsel	Title:	Senior Vice President
Date:	October 31, 2005	Date:	October 31, 2005
E.ON US Holding GmbH
By:	/s/ HEINRICH MONTAG	By:	/s/ DR. RAINER LIESEN
Name:	Heinrich Montag	Name:	Dr. Rainer Liesen
Title:	Executive Director	Title:	Prokurist
Date:	October 31, 2005	Date:	October 31, 2005
LG&E Energy LLC		E.ON US Investments Corp.
By:	/s/ S. BRADFORD RIVES	By:	/s/ S. BRADFORD RIVES
Name:	S. Bradford Rives	Name:	S. Bradford Rives
Title:	Chief Financial Officer	Title:	Chief Financial Officer
Date:	October 31, 2005	Date:	October 31, 2005

EXHIBIT D

AMENDED AND RESTATED TAX ALLOCATION AGREEMENT

        This Amended and Restated Tax Allocation Agreement dated                        , 2005 (this "Agreement"), by and among E.ON US Investments Corp. ("US Parent") and its undersigned subsidiaries, amends and restates the Tax Allocation Agreement dated March 1, 2003.

WITNESSETH

        WHEREAS, the parties hereto are members of an affiliated group ("Affiliated Group") as defined in Section 1504(a) of the Internal Revenue Code of 1986, as amended ("Code"), of which the US Parent is the common parent; and

        WHEREAS, such Affiliated Group intends to file a U.S. consolidated income tax return for its tax period 2005 and for subsequent years; and

        WHEREAS, Louisville Gas & Electric Company ("LG&E") was ordered in the Commonwealth of Kentucky Public Service Commission Case No. 89-374 to allocate income tax liabilities using the "stand alone" method; and

        WHEREAS, Kentucky Utilities Company ("KU") was ordered in the Commonwealth of Kentucky Public Service Commission Case No. 10296 to develop, implement, and maintain cost allocation procedures that will prevent cross-subsidization; and

        WHEREAS, it is the intent and desire of the parties hereto that a method be established for allocating the consolidated tax liability of the Affiliated Group among its members, for reimbursing US Parent for payment of such tax liability, for compensating any party for use of its losses or tax credits, and to provide for the allocation and payment of any refund or credit arising from a carryback, or carryforward of losses or tax credits from other tax years.

        NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the parties hereto agree as follows:

1.    Definitions:

        "Consolidated tax" shall mean the aggregate tax liability for a taxable year, being the tax shown on the consolidated return of the Affiliated Group and any adjustments thereto thereafter determined. The consolidated tax shall mean the amount of the refund if the consolidated tax return shows a negative tax liability.

        "Corporate tax credit" shall mean the negative separate return tax of a member for a taxable year, equal to the amount by which the consolidated tax is reduced by including a loss, credit, carryover or other tax benefit of such member in the consolidated return.

        "Corporate taxable income" shall mean the income or loss of a member, computed as though the member had filed a separate return on the same basis as used in the consolidated return, except that dividends or distributions from members shall be disregarded, and other intercompany transactions eliminated in the consolidated return shall be given appropriate effect. Carryovers and carrybacks shall be taken into account unless the member has been paid a corporate tax credit therefor under paragraph 4 of this Agreement.

        "Holding Company" means LG&E Energy and each member of the Affiliate Group which directly or indirectly owns LG&E Energy.

        "LG&E Energy" means LG&E Energy LLC, a Kentucky Limited Liability Company.

        "Member" shall mean each of the undersigned corporations and limited liability companies.

        "E.ON Holding Company" means each Holding Company other than LG&E Energy.

        "Separate return tax" shall mean the tax on the corporate taxable income of a member computed as though the member were taxable as a corporation filing a separate tax return and were not a member of a consolidated group. For purposes of computing the separate return tax of a member which is a limited liability company, such member shall be considered to possess and be entitled to use losses, carryovers, tax credits and other tax attributes (1) attributable to a predecessor of such member taxable as a corporation or (2) arising while such member is a limited liability company.

2.    A U.S. consolidated income tax return shall be filed by US Parent for the tax period ended December 31, 2005 and for each subsequent taxable period in respect of which this Agreement is in effect and for which the Affiliated Group is required or permitted to file a consolidated tax return. US Parent shall be solely responsible for the preparation of such returns, and shall be entitled to make all such elections under the Code (in its sole discretion) as it shall deem appropriate or advisable in connection with those returns; provided that US Parent shall have no liability to the subsidiaries for any errors or omissions in the preparation or filing of those returns, or in connection with those elections. Each of the undersigned members shall, and shall cause their respective subsidiaries to execute and file such consents, elections, and other documents that US Parent may in its sole discretion determine are required or appropriate, in US Parent's discretion and at its request, for the proper filing of, or in connection with, such returns, and take all such other actions as shall be required to give effect to the provisions of this Agreement. The undersigned members and their respective subsidiaries are hereinafter collectively referred to as the "subsidiaries" or "members", and individually referred to as a "subsidiary" or a "member".

3.    US Parent will make all Federal corporate income tax payments to the Internal Revenue Service on behalf of the Affiliated Group.

4.    Each member (including each Holding Company) shall pay the amount of its separate return tax to US Parent (or other non-utility designee) if such amount is positive. US Parent (or other non-utility designee) shall pay any member with a positive corporate tax credit the amount of such credit; provided, however, that no such payment shall be made to any Holding Company. Any corporate tax credit of a Holding Company, other than a corporate tax credit related to the debt incurred by US Parent (or any other E.ON Holding Company) from time to time to finance the acquisition of its U.S. utility and energy-related businesses, including LG&E Energy and its direct and indirect subsidiaries, and any debt incurred to refinance or refund the foregoing ("Acquisition Debt"), shall be reallocated to the other members of the Affiliated Group having a positive separate return tax liability in proportion to their separate return tax. The corporate tax benefits related to the Acquisition Debt shall be retained by US Parent. For purposes of this Agreement, any liability for alternative minimum tax shall be treated as part of the member's separate tax liability provided that the entire Affiliated Group incurs an alternative minimum tax liability. Intercompany eliminations recorded by consolidation entries that affect the consolidated tax will be assigned to the appropriate member necessitating the intercompany elimination for the purpose of computing separate return tax. In the event that less than all of the losses, credits, carryovers or other tax benefits of the members having negative separate return tax are absorbed, the aggregate corporate tax credit applicable to such members shall be allocated to such members in proportion to their negative separate return tax; provided, however, that to the extent that the consolidated tax and separate return tax for any year include material items taxed at different rates or involve other special benefits or limitations, the associated tax benefits shall be first allocated, to the extent possible, to the individual members of the group applicable to them. Under no circumstances shall the amount of tax liability allocated to a member of the Affiliated Group under this Agreement exceed its separate tax liability.

5.    Payment of the consolidated U.S. tax liability for a taxable period shall include the payment of estimated tax installments due for such taxable period. Each member shall pay to US Parent an amount equal to its positive separate return tax liability, if any, for that taxable period, and US Parent shall pay to each member an amount equal to its corporate tax credit attributable to that taxable period, in each case by the due date for payment of the consolidated U.S. taxes. Any amounts paid by a member on account of a separate return or separate estimated tax payment that are credited against the consolidated tax liability of the Affiliated Group shall be included in determining the payments due from such member. Any overpayment of estimated tax shall be promptly refunded to such member. Payment shall be made within ten days after each quarterly payment date for estimated taxes and the date of filing of the consolidated return for such taxable period.

6.    If part or all of a loss, credit, carryover or other tax benefit is carried back or forward to a year in which such member filed a separate return or a consolidated return with another affiliated group, any refund or reduction in tax liability arising from the carryback or carryover shall be retained by such member. Notwithstanding the above, US Parent shall determine whether an election shall be made not to carry back part or all of a consolidated net operating loss for any tax year in accordance with Section 172(b)(3) of the Code.

7.    If the consolidated tax liability is adjusted for any taxable period, whether by means of an amended return, claim for refund, or after a tax audit by the Internal Revenue Service, the liability of each member shall be recomputed to give effect to such adjustments, and in the case of a refund, US Parent shall make payment to each member for its share of the refund, determined in the same manner as in paragraph 4 above, within ten days after the refund is received by US Parent, and in the case of an increase in tax liability, each member shall pay to US Parent its allocable share of such increased tax liability, penalties and interest within ten days after receiving notice of such liability from US Parent.

8.    The allocation of state and local income tax liabilities will be determined based on the application of one of the following filing methods:

  (1)
  Separate entity

  (2)
  Unitary group

  (3)
  Nexus Combined

  (4)
  Consolidated (mirrors the federal group);

provided, however, that no member's state or local tax income tax liability under the Agreement shall exceed its state or local tax liability had it filed a separate return.

        All tax cost or benefit determined under a separate entity filing will be allocated to the subsidiary that filed the separate return.

        Tax cost or benefit determined for a unitary filing will be allocated to the applicable business unit, similar to a separate entity filing allocation. For example, if the power generation group files a state unitary return including the power generation parent and all its subsidiaries, the entire state tax cost or benefit is allocated to the power generation group. Further allocation within the group is optional at the discretion of the group.

        Tax cost or benefit determined for a nexus combined filing will be allocated as if each entity or business unit (e.g., KU, LG&E, Power Generation) filed a "stand alone" or separate entity return. Both apportionment factors and taxable income are to be considered in the allocation. No benefit will be allocated to US Parent except that corporate tax benefits related to the Acquisition Debt shall be retained by US Parent as provided in Section 4. Any remaining cost or benefit will be allocated to LG&E Energy on at least an annual basis.

        Tax cost or benefit determined for a consolidated filing will be allocated based on each subsidiary's or business unit's nexus (as defined below) with the individual state or locality. For example, state tax determined in a consolidated return will be allocated as if the entity (or business unit) filed a "stand alone" or separate tax return using both: (a) the entity's (or business unit's) property, payroll, and receipts apportioned to the state and (b) their taxable income or loss. No tax cost or benefit will be allocated to any entity or business unit having no nexus in the state or locality, and no benefit will be allocated to US Parent except that corporate tax benefits related to the Acquisition Debt shall be retained by US Parent as provided in Section 4. The remaining cost or benefit will be allocated to LG&E Energy on at least an annual basis.

        For purposes of state and local allocations, the following definitions are provided:

        "Nexus"—The connection an entity has with a taxing jurisdiction generally represented by property and payroll. The applicable jurisdiction's nexus standards will determine whether tax cost or benefit is allocated to an entity. (E.g., state sales or receipts of an entity may require inclusion in a consolidated return even though the entity itself does not have nexus and is protected by PL 86-272.)

        "Unitary"—The relationship between related/affiliated members generally within a consolidated group. The applicable jurisdiction will determine whether the entities are unitary. This often requires a presence of unity of ownership (e.g., over 50% owned by common parent), unity of operation (back-office or central support functions) and unity of use (centralized policies, common management forces, intercompany products flow or services provided by one entity to another).

        "Nexus-combined"—A return that includes only those entities having nexus in the applicable jurisdiction.

9.    The payment or refund of any tax liability discussed in paragraphs 2-8 above may be satisfied through the debiting or crediting of the member's (s') intercompany payable or receivable account on the same day as payment or refunds would have otherwise been required. If during a consolidated return period US Parent or any subsidiary acquires or organizes another corporation that is required to be included in the consolidated return, then such corporation shall join in and be bound by this Agreement.

10.    This Agreement shall apply to the tax period ending after                        , 2005, and all subsequent taxable periods unless and until (a) this Agreement is terminated by the mutual consent of the signatories hereto, (b) this Agreement is terminated by US Parent (in its sole discretion) or (c) as to any one or more subsidiaries at any time that those subsidiaries are no longer members of an affiliated group with US Parent under Section 1504(a) of the Code. Notwithstanding such termination, this Agreement shall continue in effect with respect to any payment or refunds due for all taxable periods ending on or prior to termination.

11.    This Agreement shall be binding upon and inure to the benefit of any successor of the parties and their subsidiaries, whether by operation of law or otherwise, to the same extent as if the successor had been an original party to the Agreement.

12.    This Agreement is subject to revision as a result of changes in income tax law and changes in relevant facts and circumstances, subject to approval of such revision by the Securities and Exchange Commission as and to the extent required by the Public Utility Holding Company Act of 1935.

13.    Notwithstanding any provision in this Agreement to the contrary, income tax shall be allocated among the parties in a manner consistent with Rule 45(c)(2)(ii) of the Public Utility Holding Company Act of 1935.

14.    This Agreement shall become effective upon the 60th day after its filing with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended, or, if the Commission so directs, upon approval by the Commission. Upon effectiveness of this Agreement, this Agreement shall supersede and replace the Tax Allocation Agreement dated as of March 1, 2003 by and among the parties hereto.

        IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized representatives on                        , 2005.

E.ON US Investments Corp.
By
LG&E Energy LLC
By
Louisville Gas and Electric Company
By
Kentucky Utilities Company
By
LG&E Capital Corp.
By
LG&E Energy Marketing Inc.
By
LG&E Energy Services Inc.
By
E.ON North America, Inc.
By

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SIGNATURE
EXHIBIT D